Exhibit 99.1

EXECUTION

WAIVER LETTER NO. 3

Dated as of November 11, 2009

To Prides Capital Fund I, L.P., LLC

as purchaser (the “Purchaser”)

under the Note and Warrant Purchase

Agreements referred to below

Ladies and Gentlemen:

We refer to the following instruments: (i) the Senior Secured Note dated as of May 30, 2008 (the “May 2008 Note”) in the original principal amount of $2,595,000 issued by the Company to the Holder; and (ii) the Senior Secured Note dated as of November 13, 2008 (the “November 2008 Note” and together with the May 2008 Note, the “Notes”) in the original principal amount of $2,550,000 issued by the Company to the Holder. Capitalized terms not otherwise defined in this Waiver Letter No. 3 have the same meanings as specified in the May 2008 Note.

Section 1.3 of the Notes provides as follows:

1.3 Mandatory Prepayment. Not later than 15 days after the closing of any public or private sale by the Company of its equity except for Exempt Sales (as defined below), the Company shall prepay 100% of the outstanding Notes plus any accrued and unpaid interest to the date of such prepayment, provided, however, that (i) if any such prepayment is made on or before June 30, 2009, such prepayment shall include a prepayment premium of 5% of the prepaid amount, and (ii) if any such prepayment is made after June 30, 2009 and on or before June 30, 2010, such prepayment shall include a prepayment premium of 3% of the prepaid amount, and provided, further, that any such prepayment made pursuant to subclause (i) or (ii) of this Section 1.3 shall include accrued interest on the amount so prepaid. For the purposes of this Section 1.3, “Exempt Sales” shall mean the issuance of shares of Common Stock and/or options, warrants or other Common Stock purchase rights and the Common Stock issued pursuant to such options, warrants or other rights (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like after the date hereof) issued or to be issued after the date hereof (i) to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary, pursuant to stock purchase, stock option or employee benefit plans or other arrangements that are approved by the board of directors of the Company; (ii) upon conversion of any options, warrants or other rights to acquire shares of Common Stock that are outstanding on the day immediately preceding the date hereof, provided, however, that the terms of such options, warrants or rights are not amended, modified or changed on or after the date hereof; or (iii) in connection with shares of Common Stock issued as consideration for the acquisition of another company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the board of directors of the Company and provided that after giving effect to such acquisition the Company is the surviving entity.

The Company intends to sell certain shares of its common stock to the public pursuant to a registration statement filed with the Securities and Exchange Commission on Form S-3, as the same may be modified or supplemented from time to time (the “Offering”).

EXECUTION

In order to carry out the Offering, the Company hereby requests that the Holder waive the application of Section 1.3 of the Notes only in respect of the Offering.

The Notes, except to the extent of the waiver specifically provided for herein, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed. This Waiver Letter No. 3 shall be effective to implement the waiver described herein. The execution, delivery and effectiveness of this Waiver Letter No. 3 shall not, except as expressly provided herein, operate as a waiver or amendment of any right, power or remedy of the Holder under the Notes, nor constitute a waiver or amendment of any other provision of the Notes.

To acknowledge your waiver of the above-described provisions of the Notes in connection with the Offering, please countersign this letter in the space provided below and return a counterpart of this Waiver Letter No. 3 to Andrew Kingston, General Counsel, eDiets.com, Inc., 1000 Corporate Drive, Suite 600, Fort Lauderdale FL 33334, fax: (954) 333-3715, email: akingston@ediets.com.

This Waiver Letter No. 3 may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Waiver Letter No. 3 by facsimile or electronic copy (“pdf”) shall be effective as delivery of a manually executed counterpart of this Waiver Letter No. 3. After execution by both the Holder and the Company, this Waiver Letter No. 3 shall become effective as of the date first above written.

This Waiver Letter No. 3 shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

Very truly yours, eDIETS.COM, INC.

By	/s/ Thomas Hoyer
Name: Thomas Hoyer Title: Chief Financial Officer

Agreed as of the date first above written:

PRIDES CAPITAL FUND I, L.P.,

as Purchaser and as Majority Holder

By: Prides Capital Partners, LLC, its General Partner

By	/s/ Kevin A. Richardson II
Name: Kevin A. Richardson II Title: Managing Partner